

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Tod Nestor
Chief Operating Officer and Chief Financial Officer
Energy Focus, Inc.
32000 Aurora Road, Suite B
Solon, Ohio 44139

      Re: Energy Focus, Inc.
          Registration Statement on Form S-3
          Filed December 28, 2021
          File No. 333-261906

Dear Mr. Nestor:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Michael J. Solecki